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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. One)*

U.S. Plastic Lumber Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

902948108

(Cusip Number)

Bruce C. Rosetto
2300 W. Glades Road, Suite 440W
Boca Raton, FL 33431
(561) 394-3511

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 11, 1999

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 902948108

1.	Name of Reporting Person:		I.R.S. Identification Nos. of above persons (entities only): Stout Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): (1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 23,576,595 shares

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 23,576,595

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,576,595 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 36.2%

14.	Type of Reporting Person (See Instructions): PN

(1) See disclosures in Item 3.

CUSIP No. 902948108

1.	Name of Reporting Person:		I.R.S. Identification Nos. of above persons (entities only): Bargus Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): (1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 23,576,595 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 23,576,595 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,576,595 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 36.2%

14.	Type of Reporting Person (See Instructions): PN

(1) See disclosures in Item 3.

CUSIP No. 902948108

1.	Name of Reporting Person:		I.R.S. Identification Nos. of above persons (entities only): August C. Schultes, IV

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): (1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 23,576,595 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 23,576,595 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,576,595 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 36.2%

14.	Type of Reporting Person (See Instructions): IN

(1) See disclosures in Item 3.

CUSIP No. 902948108

1.	Name of Reporting Person:		I.R.S. Identification Nos. of above persons (entities only): Mark S. Alsentzer

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): (1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,229,005 shares

		8.	Shared Voting Power: 23,599,595 shares

		9.	Sole Dispositive Power: 1,229,005 shares

		10.	Shared Dispositive Power: 23,599,595 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,828,600 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 37.4%

14.	Type of Reporting Person (See Instructions): IN

(1) See disclosures in Item 3.

CUSIP No. 902948108

1.	Name of Reporting Person:		I.R.S. Identification Nos. of above persons (entities only): August C. Schultes, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): (1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 277,427 shares

		8.	Shared Voting Power: 18,000 shares

		9.	Sole Dispositive Power: 277,427 shares

		10.	Shared Dispositive Power: 18,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 295,427 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.5%

14.	Type of Reporting Person (See Instructions): IN

(1) See disclosures in Item 3.

CUSIP No. 902948108

1.	Name of Reporting Person:		I.R.S. Identification Nos. of above persons (entities only): Gary J. Ziegler

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): (1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 507,123 shares

		8.	Shared Voting Power: 4,099,478 shares

		9.	Sole Dispositive Power: 507,123 shares

		10.	Shared Dispositive Power: 4,099,478 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,606,601 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 7.1%

14.	Type of Reporting Person (See Instructions): IN

(1) See disclosures in Item 3.

CUSIP No. 902948108

1.	Name of Reporting Person:		I.R.S. Identification Nos. of above persons (entities only): Richard A. Schultes

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): (1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 19,948 shares

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 19,948 shares

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,948 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.03%

14.	Type of Reporting Person (See Instructions): IN

(1) See disclosures in Item 3.

CUSIP No. 902948108

1.	Name of Reporting Person:		I.R.S. Identification Nos. of above persons (entities only): James F. Schultes

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): (1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 17,663 shares

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 17,663 shares

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,663 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.03%

14.	Type of Reporting Person (See Instructions): IN

(1) See disclosures in Item 3.

CUSIP No. 902948108

1.	Name of Reporting Person:		I.R.S. Identification Nos. of above persons (entities only): Edward A. Schultes

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): (1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 19,948 shares

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 19,948 shares

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,948 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.03%

14.	Type of Reporting Person (See Instructions): IN

(1) See disclosures in Item 3.

1. Security and Issuer.

     This statement relates to the common stock, par value $0.0001 per share (the “Common Stock”), of U.S. Plastic Lumber Corp., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 2300 W. Glades Road, Suite 440W, Boca Raton, FL 33431.

     This Amendment One (“Amendment One”) to Schedule 13D dated March 2, 1998 (“Schedule 13D”) is being filed to report certain changes in holdings of certain Reporting Persons (defined in Item 2 below) as described in Items 3 – 5 below. Stout Partnership (“Stout”), Mark S. Alsentzer, August C. Schultes, III, Gary J. Ziegler, Richard A. Schultes, James F. Schultes and Edward A. Schultes, who are the Reporting Persons under this Amendment One, filed Schedule 13D as members of a group for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Amendment One is being filed to report that these persons are no longer members of a group and that, as of January 30, 2003, each of Messrs. August C. Schultes, III, Richard A. Schultes, James F. Schultes and Edward A. Schultes ceased to be a beneficial owner of more than 5% of the Common Stock. Schedule 13D is amended in its entirety below.

2. Identity and Background.

     (a)  This Amendment One is being filed by Stout, Bargus Partnership (“Bargus”), August C. Schultes, IV, Mark S. Alsentzer, August C. Schultes, III, Gary J. Ziegler, Richard A. Schultes, James F. Schultes and Edward A. Schultes (individually, a “Reporting Person” and, collectively, the “Reporting Persons”).

     The filing of this Amendment One shall not be construed as an admission that, for the purposes of Section 13(d) or 13(g) of the Exchange Act, any of the Reporting Persons is the beneficial owner of any securities covered by this Amendment One or that this Amendment One is required to be filed by such Reporting Persons.

     (b)  and (c) Stout is a New Jersey general partnership, with its principal place of business at 664 South Evergreen Avenue, Woodbury Heights, NJ 08097. The principal business of Stout is investment in securities, principally those of the Issuer. The address of Stout’s principal office is the same as the address of its principal place of business stated above.

     Bargus Partnership is a New Jersey limited partnership, with its principal place of business at 664 South Evergreen Avenue, Woodbury Heights, NJ 08097. The principal business of Bargus is holding certain family owned assets. The address of Bargus’ principal office is the same as the address of its principal place of business stated above.

     August C. Schultes, IV is the managing partner of Bargus whose principal business address is 664 South Evergreen Avenue, Woodbury Heights, NJ 08097. Bargus’ principal business is holding certain family owned assets. Mr. Schultes is President of A. C. Schultes, Inc., a contracting and service organization specializing in water well drilling, water and waste water treatment and pump and motor repair services, whose principal business address is 664 South Evergreen Avenue, Woodbury Heights, NJ 08097. Mr. Schultes has no position with the Issuer. Mr. Schultes is the son of August C. Schultes, III, who is a Reporting Person under this Amendment One. Mr. Schultes’ business address is the same as Bargus’ principal business address stated above.

11 of 23

     Mark S. Alsentzer is Chairman of the Board, President and Chief Executive Officer of the Issuer, whose principal business address is 2300 W. Glades Road, Suite 440W, Boca Raton, FL 33431. The Issuer’s principal business is manufacturing structural and non-structural plastic lumber and accessory products made from a form of plastic. Mr. Alsentzer’s business address is the same as the Issuer’s principal business address stated above.

     August C. Schultes, III is Chairman of the Board and Chief Executive Officer of A.C. Schultes, Inc., a contracting and service organization specializing in water well drilling, water and waste water treatment and pump and motor repair services, whose principal business address is 664 South Evergreen Avenue, Woodbury Heights, NJ 08097. Mr. Schultes is also the Chairman of the Board and Chief Executive Officer of Life Care Institute, a medical diagnostic center with facilities to perform stress tests, CAT scans, MRI scans and physical therapy, whose principal business address is 664 South Evergreen Avenue, Woodbury Heights, NJ 08097. Mr. Schultes serves as a director of the Issuer. Mr. Schultes’ business address is the same as the Issuer’s principal business address stated above.

     Gary J. Ziegler is President of Consultants and Planners, Inc., which provides operating services to water utility companies in New Jersey and whose principal business address is 14 Mill Road, Mullica Hill, NJ 08062. Mr. Ziegler serves as a director of the Issuer. Mr. Ziegler’s business address is the same as the Issuer’s principal business address stated above.

     Richard A. Schultes is Secretary and Treasurer of A.C. Schultes, Inc., a contracting and service organization specializing in water well drilling, water and waste water treatment and pump and motor repair services, whose principal business address is 664 South Evergreen Avenue, Woodbury Heights, NJ 08097. Mr. Schultes has no position with the Issuer. Mr. Schultes is the brother of August C. Schultes, III, who is a Reporting Person under this Amendment One. Mr. Schultes’ business address is the same as the principal business address of A.C. Schultes, Inc. stated above.

     James F. Schultes is Vice President of Production of A. C. Schultes, Inc., a contracting and service organization specializing in water well drilling, water and waste water treatment and pump and motor repair services, whose principal business address is 664 South Evergreen Avenue, Woodbury Heights, NJ 08097. Mr. Schultes has no position with the Issuer. Mr. Schultes is the cousin of August C. Schultes, III, who is a Reporting Person under this Amendment One. Mr. Schultes’ business address is the same as the principal business address of A.C. Schultes, Inc. stated above.

     Edward A. Schultes is Vice President of Sales of A.C. Schultes, Inc., a contracting and service organization specializing in water well drilling, water and waste water treatment and pump and motor repair services, whose principal business address is 664 South Evergreen Avenue, Woodbury Heights, NJ 08097. Mr. Schultes has no position with the Issuer. Mr. Schultes is the brother of August C. Schultes, III, who is a Reporting Person under this Amendment One. Mr. Schultes’ business address is the same as the principal business address of A.C. Schultes, Inc. stated above.

     August C. Schultes, IV, who is a Reporting Person under this Amendment One, is the only general partner of Bargus.

     Pursuant to the Amended and Restated Stout Partnership Agreement dated January 30, 2003, attached hereto as Exhibit 2 (the “Amended and Restated Agreement”), Stout’s general partners include: Mark S. Alsentzer, Bargus, Marrin LPA, R&K Schultes Family Partnership, Schultes Family Partnership and MICJIM, LLP. Mr. Alsentzer and Bargus are the Reporting Persons under this Amendment One.

12 of 23

     Marrin LPA is a Pennsylvania limited partnership, with its principal place of business at 604 Creek Lane, Flourtown, PA. The principal business of Marrin LPA is holding certain family owned assets. The address of the principal office of Marrin LPA is the same as the address of its principal place of business stated above. Mr. Alsentzer, the only general partner of Marrin LPA and a Reporting Person under this Amendment One, controls Marrin LPA.

     R&K Schultes Family Partnership is a New Jersey limited partnership, with its principal place of business at 664 South Evergreen Avenue, Woodbury Heights, NJ 08097. The principal business of R&K Schultes Family Partnership is holding certain family owned assets. The address of the principal office of R&K Schultes Family Partnership is the same as the address of its principal place of business stated above. Mr. Richard Schultes, the only general partner of R&K Schultes Family Partnership and a Reporting Person under this Amendment One, controls R&K Schultes Family Partnership.

     Schultes Family Partnership is a New Jersey limited partnership, with its principal place of business at 664 South Evergreen Avenue, Woodbury Heights, NJ 08097. The principal business of Schultes Family Partnership is holding certain family owned assets. The address of the principal office of Schultes Family Partnership is the same as the address of its principal place of business stated above. Mr. Edward Schultes, the only general partner of Schultes Family Partnership and a Reporting Person under this Amendment One, controls Schultes Family Partnership.

     MICJIM, LLP is a New Jersey limited partnership, with its principal place of business at 664 South Evergreen Avenue, Woodbury Heights, NJ 08097. The principal business of MICJIM, LLP is holding certain family owned assets. The address of the principal office of MICJIM, LLP is the same as the address of its principal place of business stated above. Mr. James Schultes, a general partner of MICJIM, LLP and a Reporting Person under this Amendment One, controls MICJIM, LLP.

     The foregoing general partners of Stout, excluding Mr. Alsentzer and Bargus, are collectively referred to as “Affiliated Persons” in this Amendment One.

     (d)  During the last five years, none of the Reporting Persons or none of the Affiliated Persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

     (e)  During the last five years, none of the Reporting Persons or none of the Affiliated Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  August C. Schultes, IV, Mark S. Alsentzer, August C. Schultes, III, Gary J. Ziegler, Richard A. Schultes, James F. Schultes and Edward A. Schultes are citizens of the United States of America. Stout is a general partnership organized under the laws of the State of New Jersey. Bargus is a limited partnership organized under the laws of the State of New Jersey. Marrin LPA is a limited partnership organized under the laws of the Commonwealth of Pennsylvania. Each of R&K Schultes Family Partnership, Schultes Family Partnership and MICJIM, LLP is a limited partnership organized under the laws of the State of New Jersey.

13 of 23

3. Source and Amount of Funds or Other Consideration.

     The Reporting Persons, excluding Bargus and August C. Schultes, IV, filed Schedule 13D dated March 2, 1998 to report the acquisition of 5,400,000 shares of the Common Stock and options to purchase 320,000 shares of the Common Stock as a result of (i) consummating a merger between Clean Earth, Inc. and the Issuer, with Stout being the sole stockholder of Clean Earth, Inc. at the time of the merger, and (ii) executing guaranties of the Issuer’s obligations to PNC Bank of Delaware.

     The Reporting Persons acquired shares of the Common Stock and warrants or options to purchase the Common Stock (collectively, the “Shares”) through a series of transactions that occurred upon the filing of Schedule 13D. The transactions of Stout effected since March 2, 1998 and the transactions of other Reporting Persons and Affiliated Persons effected in December 2002 and January 2003 are described below.

Stout

Source and Amount
of Funds or Other
Transaction	Consideration	Purpose of the Transaction

On or about September 11, 1999, Stout, among other parties, entered into the Earn Out Settlement Agreement with the Issuer, pursuant to which Stout received 338,842 shares of the Common Stock from the Issuer	Not applicable	Stout received 338,842 shares in settlement of Stout’s rights to receive additional shares of the Common Stock based on the Issuer’s achievement of certain performance criteria prior to December 31, 2000.

On September 20, 1999, Stout exercised options to purchase 250,000 shares of the Common Stock at the exercise price of $2.25 per share	Not applicable. (Simultaneous exercise of options and sale of the Common Stock acquired upon the exercise of options through a broker.)	Acquisition of the Common Stock upon the exercise of options.

On September 20, 1999, Stout sold 250,000 shares of the Common Stock	Not applicable	Sale of the Common Stock.

On September 29, 1999, Stout acquired 10,000 shares of the Common Stock in a private placement from a third party for non-monetary consideration	Other	Acquisition of the Common Stock in exchange for services from a third party.

14 of 23

Stout

Source and Amount
of Funds or Other
Transaction	Consideration	Purpose of the Transaction

On December 1, 2000, Stout acquired 1,142,857 shares of Series E Preferred Stock issued by the Issuer at $1.75 per share	Bank	Stout purchased the shares of Series E Preferred Stock to provide funding to the Issuer.

On December 1, 2000, the Issuer issued Stout a subordinated convertible debenture (the “Stout Debenture”) for $5.0 million	Not applicable	Stout exchanged its $5.0 million unsecured loan previously granted to the Issuer for the Stout Debenture.

The Issuer granted the warrants in consideration of Stout exchanging its $5.0 million unsecured loan for the Stout

On December 1, 2000, the Issuer granted Stout warrants to purchase 250,000 shares of the Common Stock	Not applicable	Debenture and providing additional funding to the Issuer through the purchase of Series E Preferred Stock.

On June 1, 2001, the Issuer granted Stout warrants to purchase 250,000 shares of the Common Stock	Not applicable	The Issuer granted the warrants in consideration of Stout extending the due date of the Stout Debenture and because the Issuer did not dispose of some of its assets as of June 1, 2001.

On December 19, 2001, Stout transferred 250,000 shares of the Common Stock to a third party	Not applicable	Stout transferred the shares as part of the settlement of a lawsuit.

On March 31, 2002, Stout converted its shares of Series E Preferred Stock into 1,142,857 shares of the Common Stock	Not applicable	March 31, 2002 was the date of the mandatory conversion of Series E Preferred Stock into the shares of the Common Stock.

On September 11, 2002, Stout converted the Stout Debenture into 19,935,808 shares of the Common Stock based upon the conversion price of $.26 per share	Not applicable	The conversion of the Stout Debenture was a condition to the Issuer’s receipt of the $10 million line of credit from the senior lenders of the Issuer.

On December 12, 2002, options to purchase 70,000 shares of the Common Stock expired unexercised	Not applicable	Not applicable.

On January 22, 2003, Stout acquired 571,428 shares of the Common Stock from the entities controlled by August C. Schultes, III, who is a Reporting Person under this Amendment One	Other	Acquisition of the Common Stock as compensation for services rendered to an entity controlled by August C. Schultes, III

15 of 23

     On January 30, 2003, Stout made distributions of the partnership interest to its general partners in the form of the shares of the Common Stock in connection with the amendment and restatement of the Stout Partnership Agreement. The following general partners of Stout, who are the Reporting Persons under this Amendment One: Mark Alsentzer, August C. Schultes, III, Richard Schultes, James Schultes and Edward Schultes gifted all or part of their respective partnership interest in the shares of the Common Stock to their family partnerships and such partnerships became general partners of Stout under the Amended and Restated Agreement.

     Mr. Alsentzer, a Reporting Person under this Amendment One, gifted 2,711,500 shares of the Common Stock constituting half of his partnership interest in Stout to Marrin LPA, a limited partnership, that became a general partner of Stout, Mr. Alsentzer retained the other half of his partnership interest in Stout in his capacity as an individual general partner of Stout. Mr. August C. Schultes, III, a Reporting Person under this Amendment One, gifted [5,423,000] shares of the Common Stock constituting his partnership interest in Stout to Bargus, a limited partnership, that became a general partner of Stout. Mr. Richard Schultes, a Reporting Person under this Amendment One, gifted [4,077,634] shares of the Common Stock constituting his partnership interest in Stout to R&K Schultes Family Partnership, a limited partnership, that became a general partner of Stout. Mr. Edward Schultes, a Reporting Person under this Amendment One, gifted [4,077,634] shares of the Common Stock constituting his partnership interest in Stout to Schultes Family Partnership, a limited partnership, that became a general partner of Stout. Mr. James Schultes, a Reporting Person under this Amendment One, gifted [4,075,327] shares of the Common Stock constituting his partnership interest in Stout to MICJIM, LLP, a limited partnership, that became a general partner of Stout. Gary Ziegler, a Reporting Person under this Amendment One, gifted [4,072,340] shares of the Common Stock constituting his partnership interest in Stout to Bedford Five, L.P., a limited partnership which did not become a general partner of Stout under the Amended and Restated Agreement. For the description of transactions entered into by Gary Ziegler, in addition to the foregoing transactions, see Schedule 13D filed by Mr. Ziegler and other parties on March 3, 2003.

     As a result of the foregoing transactions, Messrs. August C. Schultes, III, Gary Ziegler, Richard Schultes, James Schultes and Edward Schultes ceased to be general partners of Stout.

     Under the Amended and Restated Agreement, Messrs. Mark Alsentzer and August C. Schultes, IV, as a managing partner of Bargus, are the managing partners of Stout who share voting and dispositive powers over the shares of the Common Stock held by Stout.

     In addition to the foregoing transactions Mr. August C. Schultes, III, entered into the transactions described below:

16 of 23

Source and Amount
of Funds or Other
Transaction	Consideration	Purpose of the Transaction

On December 22, 2002, options to purchase 7,500 shares of the Common Stock previously granted to Mr. Schultes, III expired unexercised	Not applicable	Not applicable.

On January 22, 2003, entities controlled by Mr. Schultes, III transferred 571,428 shares of the Common Stock to Stout.	Other	Grant of shares of the Common Stock due to services of Stout to an entity controlled by Mr. Schultes, III

On January 28, 2003, the Issuer granted 600 shares of the Common Stock to Mr. Schultes, III, a director of the Issuer	Not applicable	The Issuer granted shares of the Common Stock as part of the compensation package for non-employee directors of the Issuer which provides for the award of 100 shares of the Common Stock for each board meeting attended by such director.

17 of 23

4. Purpose of Transaction.

     See disclosures in Item 3 above for the description of the purposes of the transactions entered into by the Reporting Persons and the Affiliated Persons.

     As directors of the Issuer, Messrs. August Schultes and Gary Ziegler will regularly explore potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, capitalization, NASDAQ listing, management, policies, governing instruments, securities or regulatory or reporting obligations of the Issuer. As a director and officer of the Issuer, Mark Alsentzer will regularly explore potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, capitalization, NASDAQ listing, management, policies, governing instruments, securities or regulatory or reporting obligations of the Issuer.

     Except as discussed above, in their capacities as directors and management officials of the Issuer, none of the Reporting Persons or none of the Affiliated Persons has any present plans or proposals which relate to or would result in any of the following:

     (a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d)  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e)  Any material change in the present capitalization or dividend policy of the Issuer;

     (f)  Any other material change in the Issuer’s business or corporate structure;

     (g)  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j)  Any action similar to any of those enumerated above.

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5. Interest in Securities of the Issuer.

     None of the Affiliated Persons, except as disclosed below with respect to Marrin LPA, is, or is deemed to be, a beneficial owner of the Common Stock.

     (a)  As of the date hereof, Stout was the beneficial owner of 23,576,595 shares of the Common Stock, including warrants to purchase 500,000 shares of the Common Stock, which are exercisable within 60 days of the date hereof. 23,576,595 shares of the Common Stock beneficially owned by Stout represent 36.2% of the Issuer’s outstanding Common Stock. As of January 31, 2003, 64,714,930 shares of the Common Stock were issued and outstanding.

     As of the date hereof, each of August C. Schultes, IV and Bargus was the beneficial owner of 23,576,595 shares of the Common Stock beneficially owned by Stout. August C. Schultes, IV and Bargus are deemed to be the beneficial owners of the shares of the Common Stock held by Stout by virtue of the position of August C. Schultes, IV as one of the managing partners of Stout in connection with his position as the managing partner of Bargus that is one of the general partners of Stout. 23,576,595 shares of the Common Stock beneficially owned by August C. Schultes, IV and Bargus represent 36.2% of the Issuer’s outstanding Common Stock. As of January 31, 2003, 64,714,930 shares of the Common Stock were issued and outstanding.

     As of the date hereof, Mark S. Alsentzer was the beneficial owner of 24,828,600 shares of the Common Stock, including (i) 84,823 shares of the Common Stock held by Mr. Alsentzer directly, (ii) options to purchase 1,105,000 shares of the Common Stock, which are exercisable within 60 days of the date hereof, (iii) 23,576,595 shares of the Common Stock held by Stout, (iv) 5,000 shares of the Common Stock held by Mr. Alsentzer’s spouse, (v) 39,182 shares of the Common Stock held by Marrin LPA, which is one of the Affiliated Persons under this Amendment One, and (vi) 18,000 shares of the Common Stock held by Adams Oil Inc. Mr. Alsentzer is deemed to be the beneficial owner of the shares of the Common Stock beneficially owned by Stout, Marrin LPA and Adams Oil Inc. by virtue of his positions as one of the managing partners of Stout, a general partner of Marrin LPA and the shareholder of Adams Oil Inc. 24,828,600 shares of the Common Stock beneficially owned by Mr. Alsentzer represent 37.4% of the Issuer’s outstanding Common Stock. As of January 31, 2003, 64,714,930 shares of the Common Stock were issued and outstanding.

     As of the date hereof, August C. Schultes, III was the beneficial owner of 295,427 shares of the Common Stock, including (i) 114,427 shares of the Common Stock held by Mr. Schultes directly, (ii) options to purchase 20,000 shares of the Common Stock, which are exercisable within 60 days of the date hereof, (iii) 143,000 shares of the Common Stock held by Schultes, Inc. and (iv) 18,000 shares held by Adams Oil Inc. Mr. Schultes is deemed to be the beneficial owner of the shares of the Common Stock beneficially owned by Schultes, Inc. and Adams Oil Inc. by virtue of his positions as a director of Schultes, Inc. and the shareholder of Adams Oil Inc. As of January 30, 2003, Mr. Schultes was no longer a general partner of Stout. Mr. Schultes disclaims the beneficial ownership of the shares of the Common Stock held by Stout, of which August C. Schultes, IV, Mr. Schultes’ son, is the managing partner, as a managing partner of Bargus. 295,427 shares of the Common Stock beneficially owned by Mr. Schultes represent 0.5% of the Issuer’s outstanding Common Stock. As of January 31, 2003, 64,714,930 shares of the Common Stock were issued and outstanding.

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     As of the date hereof, Gary Ziegler was the beneficial owner of 4,606,601 shares of the Common Stock, including (i) 444,266 shares of the Common Stock held by Mr. Ziegler directly, (ii) options to purchase 20,000 shares of the Common Stock, which are exercisable within 60 days of the date hereof, (iii) 42,857 shares of the Common Stock held by Consultants and Planners, Inc., (iv) 18,000 shares of the Common Stock held by Adams Oil Inc. and (v) 4,081,478 shares of the Common Stock held by Bedford Five, L.P. Mr. Ziegler is deemed to be the beneficial owner of the shares of the Common Stock beneficially owned by Consultants and Planners, Inc., Adams Oil Inc. and Bedford Five, L.P. by virtue of his positions as the President and director of Consultants and Planners, Inc., the shareholder of Adams Oil Inc. and a general partner of Bedford Five, L.P. As of January 30, 2003, Mr. Ziegler was no longer a general partner of Stout, and he filed a separate Schedule 13D on March 3, 2003 to report his beneficial ownership of more than 5% of the Common Stock as a general partner of Bedford Five, L.P. 4,606,601 shares of the Common Stock beneficially owned by Mr. Ziegler represent 7.1% of the Issuer’s outstanding Common Stock. As of January 31, 2003, 64,714,930 shares of the Common Stock were issued and outstanding.

     As of the date hereof, each of Richard A. Schultes and Edward A. Schultes was the beneficial owner of 19,948 shares of the Common Stock. As of January 30, 2003, Messrs. Richard A. Schultes and Edward A. Schultes were no longer general partners of Stout. They disclaim the beneficial ownership of the shares of the Common Stock held by Stout, of which R&K Schultes Family Partnership and Schultes Family Partnership are general partners. Mr. Richard A. Schultes is a general partner of R&K Schultes Family Partnership, and Mr. Edward A. Schultes is a general partner of Schultes Family Partnership. 19,948 shares of the Common Stock beneficially owned by each of Richard A. Schultes and Edward A. Schultes represent 0.03% of the Issuer’s outstanding Common Stock. As of January 31, 2003, 64,714,930 shares of the Common Stock were issued and outstanding.

     As of the date hereof, James F. Schultes was the beneficial owner of 17,663 shares of the Common Stock. As of January 30, 2003, Mr. Schultes was no longer a general partner of Stout, and he disclaims the beneficial ownership of the shares of the Common Stock held by Stout, of which MICJIM, LLP is a general partner. Mr. James F. Schultes is a general partner of MICJIM, LLP. 17,663 shares of the Common Stock beneficially owned by Mr. Schultes represent 0.03% of the Issuer’s outstanding Common Stock. As of January 31, 2003, 64,714,930 shares of the Common Stock were issued and outstanding.

     (b)  Stout has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 23,576,595 shares of the Common Stock.

     Each of August C. Schultes, IV and Bargus has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 23,576,595 shares of the Common Stock. August C. Schultes, IV, as a managing partner of Bargus, and Bargus share the power to vote or to direct the vote of and the power to dispose or to direct the disposition of these shares with Mark Alsentzer, who is a Reporting Person under this Amendment One. August C. Schultes, IV, as a managing partner of Bargus, and Mark Alsentzer are the managing partners of Stout.

     Mark S. Alsentzer has (i) sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 1,229,005 shares of the Common Stock and (ii) shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 23,599,595 shares of the Common Stock.

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     Mr. Alsentzer shares the power to vote or to direct the vote of and the power to dispose or to direct the disposition of (i) 5,000 shares of the Common Stock with Karin Alsentzer. See Appendix A attached hereto for Item 2 information regarding Ms. Alsentzer, (ii) 23,576,595 shares of the Common Stock with August C. Schultes, IV, as the managing partner of Bargus (both August C. Schultes, IV and Bargus are the Reporting Persons under this Amendment One) and (iii) 18,000 shares of the Common Stock with August C. Schultes, III and Gary J. Ziegler, both of whom are the Reporting Persons under this Amendment One.

     August C. Schultes, III has (i) sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 277,427 shares of the Common Stock and (ii) shared power to vote or to direct the vote and shared power to dispose or to direct this disposition of 18,000 shares of the Common Stock. Mr. Schultes shares the power to vote or to direct the vote of and the power to dispose or to direct the disposition of 18,000 shares of the Common Stock with Mark S. Alsentzer and Gary J. Ziegler, both of whom are the Reporting Persons under this Amendment One.

     Gary Ziegler has (i) sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 507,123 shares of the Common Stock and (ii) shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 4,099,478 shares of the Common Stock. Mr. Ziegler shares the power to vote or to direct the vote and the power to dispose or to direct the disposition of 4,081,478 shares of the Common Stock held by Bedford Five, L.P. with Luann Ziegler. See Appendix A attached hereto for Item 2 information regarding Ms. Ziegler. Mr. Ziegler shares the power to vote or to direct the vote and the power to dispose or to direct the disposition of 18,000 shares of the Common Stock held by Adams Oil Inc. with Mark S. Alsentzer and August C. Schultes, III, both of whom are the Reporting Persons under this Amendment One.

     Each of Richard A. Schultes and Edward A. Schultes has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 19,948 shares of the Common Stock.

     James F. Schultes has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 17,663 shares of the Common Stock.

     (c)  Except for the Shares acquired in the transactions described in Item 3 above, none of the Reporting Persons or none of the Affiliated Persons has effected any transaction in shares of the Common Stock during the 60 days preceding the date of this statement.

     (d)  Not applicable.

     (e)  As of January 30, 2003, each of the following Reporting Persons: August C. Schultes, III, Richard A. Schultes, James F. Schultes and Edward A. Schultes ceased to be a general partner of Stout and a beneficial owner of more than 5% of the Common Stock. As of January 30, 2003, Mr. Ziegler ceased to be a general partner of Stout, but remained a beneficial owner of more than 5% of the Common Stock. Mr. Ziegler filed a separate Schedule 13D on March 3, 2003 to report his transactions in the shares of the Common Stock.

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6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as indicated elsewhere in this Amendment One or in the Amended and Restated Agreement, none of the Reporting Persons or none of the Affiliated Persons is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

7. Material to be Filed as Exhibits.

Appendix A – Item 2 Information for Luann Ziegler and Karin Alsentzer.

Exhibit 1 – Joint Filing Agreement

Exhibit 2 – Amended and Restated Stout Partnership Agreement dated January 30, 2003.

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Signatures

     After reasonable inquiry and to the best of each undersigned’s knowledge and belief, each undersigned certifies that the information set forth in this Amendment One to Schedule 13D is true, complete and correct.

Date: April 11, 2003	STOUT PARTNERSHIP

By: /s/ Mark S. Alsentzer

Name: Mark S. Alsentzer Title: Managing Partner

Date: April 11, 2003	/s/ Mark S. Alsentzer

Mark S. Alsentzer, individually

Date: April 11, 2003	/s/ August C. Schultes III

August C. Schultes, III, individually

Date: April 11, 2003	/s/ Gary J. Ziegler

Gary J. Ziegler, individually

Date: April 11, 2003	/s/ Richard Schultes

Richard A. Schultes, individually

Date: April 11, 2003	/s/ James Schultes

James F. Schultes, individually

Date: April 11, 2003	/s/ Edward Schultes

Edward A. Schultes, individually

BARGUS PARTNERSHIP

Date: April 11, 2003	By: /s/ August C. Schultes IV

Name: August C. Schultes, IV Title: Managing Partner

Date: April 11, 2003	/s/ August C. Schultes IV

August C. Schultes, IV, individually

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Appendix A

     Luann Zeigler is a general partner of Bedford Five, L.P. (“Bedford”). Bedford is a New Jersey limited partnership, with its principal place of business and principal office at 24 Bedford Terrace, Turnersville, NJ 08012. Bedford is a family partnership holding certain family owned assets. Ms. Ziegler is Gary Ziegler’s spouse. Ms. Ziegler is not a director or officer of the Issuer. Ms. Ziegler’s business address is the same as the address of Bedford’s principal place of business stated above.

     Karin Alsentzer is a housewife. Ms. Alsentzer is Mark Alsentzer’s spouse. Ms. Alsentzer is not a director or officer of the Issuer. Ms. Alsentzer’s address is c/o U. S. Plastic Lumber Corp., 2300 West Glades Road, Suite 440W, Boca Raton, FL 33431.

     During the last five years, neither Ms. Zeigler nor Ms. Alsentzer has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

     During the last five years, neither Ms. Zeigler nor Ms. Alsentzer has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Ms. Zeigler and Ms. Alsentzer are citizens of the United States of America.

Exhibit 1
Joint Filing Agreement

     Amendment One to Schedule 13D dated April 11, 2003 (the “Statement”) is filed on behalf of each of the following reporting persons: Stout Partnership, Bargus Partnership, August C. Schultes, IV, Mark S. Alsentzer, August C. Schultes, III, Gary J. Ziegler, Richard A. Schultes, James F. Schultes and Edward A. Schultes (individually, a “Reporting Person” and, collectively, the “Reporting Persons”). Each Reporting Person hereby agrees and consents to the joint filing of the Statement on behalf of each Reporting Person pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each Reporting Person represents that he or it, as the case may be, is eligible to file the Statement. Each Reporting Person understands that he or it, as the case may be, is responsible for the timely filing of the Statement and any amendments thereto and for the completeness and accuracy of the information concerning such Reporting Person contained in the Statement; each Reporting Person understands that he or it, as the case may be, is not responsible for the completeness or accuracy of the information concerning the other Reporting Person making this filing unless such Reporting Person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement and the filing of the Statement shall not be construed as an admission that any of the Reporting Persons is a member of a “group” consisting of one or more of such Reporting Persons for the purposes of Section 13(d) or 13(g) of the Exchange Act. This Statement and this Joint Filing Agreement may be executed in more than one counterpart.

Date: April 11, 2003	STOUT PARTNERSHIP

By: /s/ Mark S. Alsentzer

Name: Mark S. Alsentzer Title: Managing Partner

Date: April 11, 2003	/s/ Mark S. Alsentzer

Mark S. Alsentzer, individually

Date: April 11, 2003	/s/ August C. Schultes III

August C. Schultes, III, individually

Date: April 11, 2003	/s/ Gary J. Ziegler

Gary J. Ziegler, individually

Date: April 11, 2003	/s/ Richard Schultes

Richard A. Schultes, individually

Date: April 11, 2003	/s/ James Schultes

James F. Schultes, individually

Date: April 11, 2003	/s/ Edward Schultes

Edward A. Schultes, individually

BARGUS PARTNERSHIP

Date: April 11, 2003	By: /s/ August C. Schultes IV

Name: August C. Schultes, IV Title: Managing Partner

Date: April 11, 2003	/s/ August C. Schultes IV

August C. Schultes, IV, individually

Exhibit 2
Amended and Restated Stout Partnership Agreement

AMENDED AND RESTATED
STOUT PARTNERSHIP AGREEMENT

THIS AGREEMENT is made as of the 30th day of the January, 2003, between and among Stout Partnership, a New Jersey partnership, and Mark S. Alsentzer, Marrin LPA, Bargus Partnership, R & K Schultes Family Partnership, Schultes Family Partnership, and MICJIM, LP (collectively “the Partners “ and individually a “Partner”)

WHEREAS, the Partners entered into a Partnership Agreement dated August 1, 1991 and now desire to amend and restate their agreement by and among them.

NOW, THEREFORE, in consideration of the promises and mutual covenants hereinafter set forth, the parties hereto agree as follows:

1.     Formation and Purpose. The Partners hereby seek to continue the partnership known as the “Stout Partnership” for the any legal purpose as the Partners from time to time may agree. The Partners shall have the power to do all things incidental to carrying out the obligations of this partnership. The Partners agree that the partnership will not place any limitation or liability on the Partners beyond the specific undertakings contained in this Agreement nor will the partnership be entitled to or be used by the Partners to obligate either Partner to any liabilities except as may be specifically agreed by the Partners in writing.

     1.1 No General Agent. To the fullest extent permissible under New Jersey Law, the Partners agree that their relationship is confined to the limited purpose set forth in Section 1. Nothing herein contained shall constitute any Partner the general agent of the other Partner, or in any way prevent or hinder either Partner from carrying on its respective business or businesses for its own benefit.

2.     Principal Place of Business. The principal place of business of the partnership shall be 664 So. Evergreen, Woodbury Heights, NJ 08097 or such other place as the Partners may agree to from time to time.

3.     Capital.

     (A)  The initial capital contribution to the partnership shall consist of the following securities:

23,076,595 shares common stock of U.S. Plastic Lumber Corp.

4.     Allocation of Partnership Interest. The allocation of partnership interests shall be as follows:

Mark S. Aslentzer	11.75%
Marrin LPA	11.75%
Bargus Partnership	23.5%
R & K Schultes Family Partnership	17.67%
Schultes Family Partnership	17.67%
MICJIM, LLP	17.66%

     (A)  The initial capital contribution and all subsequent capital contributions and all withdrawals in capital shall be allocated to each Partner in separate capital accounts to be maintained for each Partner in the percentage interest set forth herein.

     (B)  Earnings of the partnership shall be allocated to separate earnings accounts maintained for each Partner in the percentage interests set forth herein. Before any distribution of earnings is made, any deficit in the capital of any Partner shall be restored. The entire amount of net income after taxes for each calendar year shall be distributed to the Partners as per their percentage interest in the partnership subject to any agreement of the Partners to retain funds.

     (C)  Each Partner agrees to be responsible as per its percentage interest in the partnership for all notes and other obligations of partnership and agrees to contribute his percentage interest with the other Partners in satisfaction of all such notes obligations.

5.     Assets. The partnership may own or lease land or any other assets to carry out the purpose for which it is organized. Any property or assets acquired by, purchased, leased or otherwise shall be partnership property. Title to all partnership property shall be the name of the partnership.

6.     Duties of Managing Partner. Mark S. Alsentzer and/or August C. Schultes, IV shall act as Managing Partner. The duties of the Managing Partner shall have total control over the partnership. The signature of either Managing Partner will bind the entire partnership. The Managing Partner shall supervise all partnership activities and may look into all matters and questions related to the performance of this Agreement and the operation and management of the partnership, including but not limited to the following:

i	responsibility for the day to day supervision;

ii	coordination of all partnership activities, including but not limited to those powers provided to the Managing Partner as may otherwise be set forth in this Agreement;

iii	enter into, execute, modify and amend contracts with respect to the partnership;

iv	execute orders with vendors, approve requisitions, withhold progress payments for inadequate work, provide releases and make final payment to vendors;

v	open bank accounts as may be necessary to the operation of the partnership; and

vi	Purchase, sell, or lease any assets of the partnership, inclusive of transfer of securities.

7.     Limitation on Authority. No Partner shall, on behalf of the partnership, without the written consent of all the other Partners, endorse any note, act as an accommodation party, or otherwise become a surety for any person. Without the written consent of all the Partners, no Partner shall, on behalf of the partnership, (a) borrow or lend money, (b) make, deliver, or accept any commercial paper, or execute any mortgage, security agreement, bond, release, or (c) assign, mortgage, grant a security interest in, or sell his share in the partnership or in its capital assets for property, or enter into any agreement as a result of which any person shall become interested with him in the partnership or entitled to receive income from the partnership, unless consented to by all the other partners, or do any act detrimental to the best interests of the partnership or which would make it impractical to carry on the ordinary business of the partnership.

8.     Banking. All partnership funds to be deposited shall be in the name of the partnership and in accounts at any bank to be designated by the Managing Partner. All checks, drafts, or other withdrawal slips drawn on such partnership accounts shall be signed by the Managing Partner or its designee, so long as such checks, drafts or other withdrawals slips do not involve transactions precluded by this Agreement.

9.     Books and records. Books of account shall be kept by the Managing Partner or its designee and entries made therein of all moneys, debts, sales, purchases, receipts, payments, and all other transactions of the partnership. The books of account, together with all correspondence, papers and other documents shall be open at all reasonable times to the examination of each Partner.

10.     Right of First Refusal. A Partner who has received an offer for purchase of any or all of its partnership interest, must first offer to sell said partnership interest to the remaining Partners in the partnership at the purchase price for which said Partner has received a bona fide third party offer, subject to the same terms and conditions of purchase from the third party. In the event that the remaining Partner in the partnership does not desire to purchase the Partner’s interest, the remaining Partner shall still have the right to approve the third party Partner, however, such approval shall not be unduly or unreasonably withheld and shall be determined by a majority of the partnership interest or those Partners remaining in the partnership.

11.     Death of a Partner. It is understood that in event of the death of a Partner in the partnership, the executor or administrator for the Partner’s estate shall be required to first offer the decedent partnership interest in the partnership, which will be valued at the fair market value of the interest at decedent’s death, to the remaining Partners within 90 days after written notice thereof to agree to purchase and that the purchase price may be paid out over a 36 month period, with interest at eight percent per annum, and with the principal and interest payments to be made quarterly. In the event that none of the remaining Partners desire to purchase the decedent’s interest, the decedent’s executor or administrator may elect one of the following two alternatives: (a) to convey decedent’s interest to decedent’s heirs; or (b) sale of decedent’s interest to a third party subject to the same rights of first refusal and approval by the remaining Partners.

12.     Dissolution. In event that all the Partners shall agree to dissolve the partnership business, it shall be wound up, debts paid, and surplus divided among the Partners in accordance with their respective interest therein.

13.     Dispute Resolution. The Partners mutually agree any dispute, controversy or claim that cannot be resolved between them shall be submitted to the American Arbitration Association for determination and waive their respective rights to seek adjudication in a court of competent jurisdiction. The Partners agree that all issues shall be resolved in accordance with the laws of the state of New Jersey and further agree that the decision of the arbitrator shall be final and binding. Where a party is confronted with a situation that could result in imminent peril to its investments in the partnership, nothing in this paragraph shall be construed to bar his use of state or federal courts to seek a restraining order or other injunctive relief.

14.     Indemnity. If for any reason a Partner sustains any Obligations (whether in the nature of joint and several or otherwise) or is required to pay any losses arising out of or directly connected with the performance of its functions hereunder or the execution of any surety bonds or indemnity agreements in connection therewith which are in excess of its partnership percentage interest, the other Partner shall promptly reimburse such Partner the amount or amounts of the losses paid and/or Obligations assumed by such Partner in excess of such Partner’s percentage interest, provided that any such losses and/or Obligations are not the result of such Partner’s gross negligence, reckless acts or omissions or unlawful conduct and, in furtherance thereof, each of the Partners hereby agrees to indemnify the other Partner against and to hold the other Partner harmless from any and all such losses and provided further, however, that the provisions of this subparagraph shall be limited to losses or that are directly connected with, or arise out of the performance of the Contract or the execution of any bonds or indemnity agreements in connection therewith and shall not relate to or include any incidental, indirect or consequential losses that may be sustained or suffered by a Partner nor any losses and/or Obligations resulting from a Partner’s gross negligence, reckless acts or omissions or unlawful conduct.

15. Termination

     15.1 Default. Upon the occurrence of an Event of Default, as defined in this Section, with respect to a Partner (“Defaulter”), the non-defaulting Partner (“Non-Defaulter”) may seek money damages and/or an equitable remedy. All such remedies may be pursued simultaneously by the Non-Defaulter and such remedies may be cumulatively granted.

     15.2 Definitions and Cure Period. The occurrence of any of the following events shall constitute an event of default (“Event of Default”) hereunder on the part of Defaulter if within thirty (30) days following notice of such default from the Non-Defaulter (ten (10) days if the default results solely from the nonpayment of monies), the Defaulter fails to pay such monies, or in the case of non-monetary defaults, fails to commence substantial efforts to cure such default and thereafter fails within a reasonable time not to exceed an additional thirty (30) days to prosecute to completion with diligence and continuity the curing of such default.

i	the failure by a Non-Contributing Party to make any Capital Contribution to the partnership.

ii	a material breach or violation by a Partner of any of the terms, agreements, representations, covenants or provisions of this Agreement;

iii	institution by a Partner of proceedings of any nature under any laws of the United States or of any state, whether now existing or subsequently enacted or amended, for the relief of debtors, including, but not limited to , any chapter of the Federal Bankruptcy Code wherein such Partner is seeking relief as a debtor;

iv	a general assignment by a Partner for the benefit of creditors;

v	the institution against a Partner of a case or other proceeding under any section or chapter of the Federal Bankruptcy Code as now existing or hereafter amended or becoming effective, which proceeding is not dismissed, stayed or discharged within a period of twenty (20) days after the filing thereof, or if stayed, which stay is thereafter lifted without a contemporaneous discharge or dismissal of such proceeding;

vi	admission by a Partner in writing of its inability to pay its debts as they mature; or

vii	execution or other judicial seizure of all or any substantial part of a Partner’s assets or partnership interest, or any part thereof, or the appointment of a receiver, custodian, trustee or like officer, to take possession of assets if such attachment, execution, seizure or appointment: (a) exceeds $100,000.00; (b) remains undismissed or undischarged for a period of twenty (20) days after the levy or appointment; or (c) if the occurrence of such attachment, execution or other judicial seizure or appointment may have a materially adverse effect upon the performance by said Partner of its obligations under this Agreement as determined by the Non-Defaulter; provided, however, that said attachment, execution, seizure or appointment shall not constitute an Event of Default hereunder if said Partner posts a bond sufficient to fully satisfy the amount of such claim or judgment within fifteen (15) days after the levy thereof or appointment and the Partner’s assets are thereby released from the lien of such attachment or the appointment is vacated.

     15.3 Rights of Non-Defaulting Party.

15.3.1 On occurrence of an Event of Default, the Non-Defaulter shall have the right (subject to Defaulters right to cure under Section 15.2) to: (i) exclude the Defaulter from further participation in the partnership and in the management and control thereof and may take over its interest under this Agreement without releasing the Defaulter from its obligation to bear its share of Net Losses, or (ii) terminate the partnership and do all thing necessary to wind up the affairs of the partnership. The Non-Defaulter shall have the opportunity to assume the responsibilities of the Defaulter under this Agreement without incurring liability of any kind to the Defaulter for the Net Profit earned after the Event of Default.

15.3.2 Upon completion of the termination hereunder and receipt of all amounts due under it the Non-Defaulter shall account to the Defaulting Party (who shall be entitled to receive) an amount equal to its Capital Contribution together with its share of any Net Profits earned and received as assessed up to the date when it was excluded from the management of the partnership.

     15.4 Dissolution and Liquidation.

15.4.1 Upon the expiration or termination of the partnership or following the Partners’ decision to terminate the partnership, the partnership shall immediately commence to wind up its affairs and the Managing Partner shall proceed with reasonable promptness to liquidate the partnership. During the period of winding up, the Managing Partner shall continue to act as such and shall make all decisions relating to the conduct of the business or operations of the partnership, within the power delegated to it under this Agreement, during the winding up period. Every reasonable effort shall be made to dispose of the assets of the partnership so that the distribution may be made to the Partners in cash. If it becomes necessary to distribute non-cash assets, such assets shall be distributed according to the Partners’ percentage interests, based upon the net fair market value of the distributed assets.

15.4.2 Liquidation proceeds shall be distributed and applied in the following order or priority:

i	To the payment of debts and Obligations of the partnership.

ii	To the setting up of any reserves which the Managing Partner may deem reasonably necessary for any contingent or unforeseen liability or obligations for the partnership, such reserves to be maintained for a period not longer than one (1) year except to the extent any claims may have been made or threatened against the partnership during such period and which are then unliquidated, and then only until the liquidation of such claims.

iii	To the Partners having balances in their Capital Accounts in the amount thereof.

15.4.3 If after allocation of any gains or loss on sale or disposition of all or substantially all of the partnership’s property and distribution of all assets of the partnership, the Capital Account balance of any Partner indicates a debit balance and the Capital Account balance of the other Partner indicates a credit balance, the Partner having the debit balance shall be required to contribute to the partnership sufficient cash to eliminate all such debit balances. Such cash shall be distributed together with the other proceeds of liquidation as provided in Section 15.4.2.

16.     No Assignment. No Partner hereto shall sell or assign or otherwise transfer in any manner its percentage interest (including any rights to Net Profits or Distributable Cash or any other proceeds), or any part thereof, in the partnership without first obtaining in advance the written consent of the other Partner, which consent may be withheld in the sole and absolute discretion of the Partner. Any purported transfer without such consent shall be void and of no effect. Upon transfer of a Partner’s interest, with consent of the other Partner, the transferee shall assume in writing and agree to be bound by all of the transferring Partner’s obligations.

17.     Right to Offset. The partnership shall have the right to deduct from amounts which are due and payable to each Partner by the partnership any amounts which are due and payable by each Partner to the partnership.

18.     Severability. The provisions of this Agreement shall be deemed independent and severable and the invalidity or partial invalidity or enforceability of any one provisions or portion thereof shall not affect the validity or enforceability of any other provision hereof.

19.     Validity. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument. No changes, amendments or Modifications of this Agreement shall be valid unless reduced to writing and signed by both Partners hereto.

20.     Amendment. This Agreement may be amended any time upon written agreement of the Partners.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date and year aforesaid.

Bargus Partnership

/s/ Mark S. Alsentzer	/s/ August C. Schultes IV

Mark S. Alsentzer	August C. Shultes, IV

Marrin, LPA	MICJIM, LLP

/s/ Mark S. Alsentzer	/s/ James Schultes

Mark S. Alsentzer	James Schultes

R & K Schultes Family Partnerhsip	Schultes Family Partnerhsip

/s/ Richard Schultes	/s/ Edward Schultes

Richard Schultes	Edward Schultes